UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on INTER-CONNECT IN CONGO IMPROVES, EXPANDS ITS BROADBAND WIRELESS NETWORK WITH NEW ALVARION EQUIPMENT, dated March 21, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 21, 2006	By:	/s/ Dafna Gruber
Name: Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO               Carmen Deville
+972 3 645 6252                 +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

INTER-CONNECT IN CONGO IMPROVES, EXPANDS ITS BROADBAND WIRELESS
NETWORK WITH NEW ALVARION EQUIPMENT
ISP Now Using BreezeACCESS® VL to Provide Corporate, Residential Users with Broadband Internet
---

TEL AVIV, Israel, March 21, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that Inter-Connect, an ISP and major broadband provider in the Democratic Republic of Congo, is improving and expanding its broadband wireless network with Alvarion’s BreezeACCESS VL system. Their existing network, which operates in central Kinshasa, was deployed using Alvarion’s earlier generation BreezeACCESS II system in 2.4 GHz. By building the new network in the license exempt frequency of 5.4 GHz and adding additional equipment to cover more of the capital city, Inter-Connect will enjoy improved capacity and provide more bandwidth for higher quality data and voice services to more corporate and residential subscribers.

“We have been very pleased with both the cost effectiveness and reliability of our Alvarion wireless broadband network, and so are excited to be moving to a next generation system with higher capacity enabling us to provide both data and voice services to more users,” said Mr. Christian Callens, President of Inter-Connect. “Demand for broadband services has grown tremendously in our region of the world, and wireless broadband is the most cost-effective way for us to provide high quality services to these users.”

BreezeACCESS VL’s enhanced features of non-line-of-sight operation, encryption, and quality of service support combined with its high capacity and extended reach of more than 20 kilometers allows carriers, mobile operators, ISPs, enterprises and others to enjoy the benefits of broadband services in license exempt frequencies. With advanced features such as 10MHz channel spacing, automatic clear channel selection, and a built-in spectrum analyzer to monitor channel noise, BreezeACCESS VL also enables greater flexibility in frequency planning and system deployment.

“BreezeACCESS VL’s advanced features, compelling economics, and deployment flexibility means that carriers can offer the highest quality of broadband services today in unlicensed spectrum bands,” said Tzvika Friedman, CEO and President of Alvarion. “Inter-Connect’s well conceived plan to meet the growing demand for broadband in Congo by expanding their current broadband wireless network means they will benefit from the top performance and excellent business case that VL offers in 5GHz.”

About Inter-Connect

Inter-Connect specializes in top quality Internet services to provide broadband in the Democratic Republic of Congo. Since its founding in 1997, Inter-connect has been a pioneer in the world of the Internet in Democratic Republic of Congo. In the beginning, its mission was to develop and popularize the communication by Internet all over the country to allow all types of companies a greater communication speeds and to offer the population the means of remaining in contact with their families and friends abroad. Today, the goal is to remain the primary provider of broadband communications of quality and powerful services. For more information, visit http://www.ic.cd/.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community Inter-Connect ion, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

5